Filed by: Pfizer Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Pfizer Inc.
Commission File No.: 333-188750

hrSource News

Distribution: US/PR Colleagues excluding King Colleagues

May 22, 2013

In February 2013, an initial public offering of approximately 19.8% of Zoetis Inc. common stock was completed. Pfizer Inc. retained the remaining outstanding shares of, and a controlling stake in, Zoetis.

Beginning May 22, 2013, holders of Pfizer common stock will have the opportunity to participate in an exchange offer where they can elect to exchange their shares of Pfizer common stock for shares of Zoetis common stock (the “exchange offer”).

Pfizer and Zoetis colleagues in the United States and Puerto Rico holding Pfizer common stock units within qualified Pfizer Savings Plans are eligible to participate in the exchange offer. This means that eligible Savings Plan participants can elect to exchange all or a portion of their Pfizer common stock units held in the Pfizer Savings Plans for units of Zoetis common stock under a new Zoetis Stock Fund within the Pfizer Savings Plan. Note: The King Savings Plans (King Pharmaceuticals, Inc. 401(k) Retirement Plan and King Pharmaceuticals, Inc. 1165(e) and Profit Sharing Plan) will not participate in the exchange as these plans do not include any Pfizer common stock among their available investment options.

You will receive detailed information about the exchange offer for each of your eligible Savings Plans and any individual accounts holding Pfizer common stock. There are different election requirements and deadlines for participants within the eligible Savings Plans and for individuals holding Pfizer common stock. This information will be outlined in the materials mailed to you. As with any major financial decision, you should consult a personal financial advisor to determine if participating in the exchange offer is right for you.

If you are an eligible Savings Plan participant and would like to speak with a representative about the exchange offer and how it will work with one or more of the Pfizer Savings Plans, you can call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and select prompt 2 for the Pfizer Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

If you have questions about the exchange offer, contact Georgeson, Inc. (the Information Agent for the exchange offer) directly at 1-866-628-6024 (in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

For more information please refer to the colleague FAQs and www.zoetisexchange.com.

Company Announces Plans for Split-Off of Zoetis

22 May 2013

Earlier today, Pfizer issued the following press release to announce its intention to split off its remaining interest in Zoetis through an exchange offer. All shareholders are invited to participate.

Beginning on May 22, holders of Pfizer common stock will have the opportunity to participate in an exchange offer where they can exchange their shares of Pfizer common stock for shares of Zoetis common stock. Colleagues who hold shares of Pfizer common stock directly will receive, under separate cover, exchange offer materials which can be used to tender such shares.

Pfizer and Zoetis colleagues in the U.S. and Puerto Rico holding Pfizer common stock through qualified Pfizer Savings Plans are eligible to participate and can learn more here. (link to colleague letter and Q&A on hrSource). Colleagues outside of the U.S. and Puerto Rico who hold Pfizer common stock can contact Georgeson (the information agent for the exchange offer) directly at 1-866-628-6024. Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m. Eastern Time. The prospectus and additional information on the exchange can be found at www.zoetisexchange.com, which will be available later today.

Pfizer Announces Plan for Split-Off of Zoetis

•	Provides Pfizer shareholders an option for a tax-free exchange

•	Better positions Pfizer to focus on its core business as an innovative biopharmaceutical company

•	The completion of the full separation of Zoetis expected to be accretive to Pfizer’s EPS beginning in 2014

NEW YORK, N.Y. May 22, 2013 – Pfizer Inc. (NYSE: PFE) today announced its intention to split off its remaining interest in Zoetis Inc. (NYSE: ZTS), through an exchange offer. Zoetis, formerly Pfizer’s animal health business, completed its initial public offering (IPO) in February 2013. In the exchange offer, Pfizer shareholders can exchange all, some or none of their shares of Pfizer common stock for shares of Zoetis common stock owned by Pfizer. The exchange offer is anticipated to be tax-free for participating Pfizer shareholders in the United States, except with respect to cash received in lieu of a fractional share. The completion of the full separation of Zoetis is expected to be accretive to Pfizer’s earnings per share beginning in 2014.

Pfizer also announced today that, in connection with the planned split-off, it has received a waiver of the 180-day lock-up from the joint book running managers of the Zoetis IPO.

“We are pleased with Zoetis’s performance since the IPO in February. Given the strong demand in the IPO and a favorable market environment, we concluded that now is the appropriate time to distribute our remaining stake in Zoetis,” said Ian Read, Pfizer Chairman and Chief Executive Officer. “We expect that this exchange offer will continue to deliver value to Pfizer shareholders by reducing the number of our outstanding shares in a tax-efficient manner. At the same time, we believe that this transaction better positions Pfizer to focus on our core business as an innovative biopharmaceutical company.”

The exchange offer is designed to permit Pfizer shareholders to exchange their shares of Pfizer common stock for shares of Zoetis common stock at a 7% discount, subject to an upper limit of 0.9898 shares of Zoetis common stock per share of Pfizer common stock. If the upper limit is not in effect, for each $100.00 of shares of Pfizer common stock accepted in the exchange offer, tendering shareholders would receive approximately $107.52 of Zoetis common stock. These values will be determined by the simple arithmetic average of the daily volume-weighted average price of Pfizer common stock and Zoetis common stock on the NYSE during the three consecutive trading days ending on and including the expiration date of the exchange offer, which are expected to be June 17, June 18 and June 19, 2013. The final exchange ratio, reflecting the number of shares of Zoetis common stock that tendering shareholders will receive for each share of Pfizer common stock accepted in the exchange offer, will be announced by press release by 4:30 p.m., New York City time, on June 19, 2013, unless the exchange offer is extended or terminated. The final exchange ratio, when announced, and a daily indicative exchange ratio beginning at the end of the third day of the exchange offer period, will also be available at www.zoetisexchange.com.

The completion of the exchange offer is subject to certain conditions, including: the distribution of at least 160,394,000 shares of Zoetis common stock in exchange for shares of Pfizer common stock tendered in the exchange offer; the receipt of an opinion of counsel that the exchange offer will qualify for tax-free treatment to Pfizer and its participating shareholders; and the continued effectiveness and validity of a private letter ruling received from the U.S. Internal Revenue Service, regarding the exchange offer, among other things.

Pfizer owns 400,985,000 shares of Zoetis Class B common stock, which represents approximately 80.2% of the outstanding common stock of Zoetis. Prior to completion of the exchange offer, Pfizer intends to convert its Zoetis Class B common stock into Zoetis Class A common stock in an amount sufficient such that Zoetis Class A common stock may be distributed in the exchange offer. Upon the completion of a fully subscribed exchange offer, only Zoetis Class A common stock (which will be reclassified as Zoetis common stock) will remain outstanding. The largest possible number of shares of Pfizer common stock that will be accepted in the exchange offer equals 400,985,000 divided by the final exchange ratio. Because the exchange offer is subject to proration if the exchange offer is oversubscribed, the number of shares of Pfizer common stock that Pfizer accepts in the exchange offer may be less than the number of shares tendered. If the exchange offer is undersubscribed, Pfizer would distribute less than 400,985,000 shares of Zoetis common stock. In that case, Pfizer would continue to own an interest in Zoetis and, depending on the number of shares of Zoetis common stock distributed in the exchange offer, Pfizer could retain voting control of Zoetis with respect to the election of directors. In addition, Pfizer could use additional exchange offers or a special dividend to all Pfizer shareholders to complete the disposition of its Zoetis shares.

The exchange offer is voluntary for Pfizer shareholders. No action is necessary for Pfizer shareholders who choose not to participate, and their existing Pfizer shares will not be impacted.

The terms and conditions of the exchange offer will be more fully described in a registration statement on Form S-4 to be filed by Zoetis with the Securities and Exchange Commission (SEC) and a tender offer statement on Schedule TO to be filed by Pfizer with the SEC today.

J.P. Morgan Securities LLC, BofA Merrill Lynch, Goldman Sachs & Co. and Morgan Stanley will serve as the dealer managers for the exchange offer.

About Pfizer Inc.: Working together for a healthier world®

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

Disclosure Notice:

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC. Many factors could cause actual results to differ materially from Pfizer’s forward-looking statements. This communication also contains statements about the exchange offer and when it is expected to be accretive to Pfizer’s earnings per share. Many factors could cause actual results to differ materially from Pfizer’s forward-looking statements with respect to the exchange offer, including the ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s consolidated financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Pfizer, and are potentially inaccurate assumptions. You should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Pfizer undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

Zoetis will file with the SEC a registration statement on Form S-4 that will include a Prospectus. The Prospectus will contain important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer will deliver the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).